Wind River Systems, Inc.

500 Wind River Way

Alameda, CA 94501

October 10, 2007

VIA EDGAR (CORRESPONDENCE)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kathleen Collins
Accounting Branch Chief

	Re:	Wind River Systems, Inc.
Form 10-K for the Fiscal Year ended January 31, 2007
Filed on May 1, 2007
File No. 001-33061

Ladies and Gentlemen:

On behalf of Wind River Systems, Inc., a Delaware corporation (“Wind River” or the “Company”), we are electronically transmitting to you this letter in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the letter from the Staff dated September 6, 2007 in connection with the above-referenced Form 10-K for the fiscal year ended January 31, 2007 (the “2007 Form 10-K”).

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comment prior to each response.

Form 10-K filed on May 1, 2007

Note 2. Summary of Significant Accounting Policies

Impact of Stock Option review, page 63

1.	We note your response to our prior comment 2 where you indicate that the Company determined the 10-K amendment explanatory note was not required, as you included the required disclosures in your Form 10-K, which was filed on May 1, 2007, shortly after the conclusion of the stock option review. It is not clear where you included these disclosures in your January 31, 2007 Form 10-K as the discussion of your stock option backdating does not appear until page 32 of your document. As indicated in the “Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants” your Form 10-K should include an explanatory note at the beginning of the Form 10-K that discusses the reasons for the amendment. Please revise your Form 10-K to include an up-front discussion of the Company’s internal stock option review, the errors found during the review and the impact of such errors on each year’s net income and pre-tax net income (1994-2006) with a reconciliation to the cumulative adjustment to opening retained earnings.

We respectfully note the Staff’s request. As indicated in our response to the Staff’s previous comment 2, in preparing our 2007 Form 10-K, we considered the Staff’s guidance included in its “Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants” (the “Sample Letter”). With respect to the requirement to include “an explanatory note at the beginning of the Form 10-K amendment that discusses the reason for the amendment”, we concluded that such an explanatory note was not warranted in our 2007 Form 10-K since this was not an amended filing (i.e. not a Form 10-K/A) and since we were giving prominent disclosure of the restated financial statements included therein. Although the Sample Letter states generally that the required disclosures should be included in “your Form 10-K amendment (or your next Form 10-K, as appropriate)”, we interpreted the specific requirement to include an explanatory note to apply only to a Form 10-K amendment to communicate to the reader why an amended filing is being made.

Note that we included a detailed description of our stock option review and the financial effects of the identified errors in multiple prominent places in our 2007 Form 10-K, including in the Executive Operating and Financial Summary section of the MD&A beginning on page 33 and in Note 2 to the audited financial statements beginning on page 63. We submit that this disclosure is appropriately placed in the relevant sections of the 2007 Form 10-K and is readily accessible to readers. We also note that we have kept our investors well informed of the stock option review and its findings through multiple SEC filings prior to filing the 2007 Form 10-K, including the Form 10-Q filings for the second and third quarters of fiscal 2007, as well as Form 8-K filings. We also note that we believe that we have addressed all of the Staff’s other comments below in a manner that will not otherwise warrant a revision of our 2007 Form 10-K.

2.	We further note that the information required to be disclosed under paragraph 45.c.2 of SFAS 123 for each annual period preceding the most recent three fiscal years was not provided as none of the errors were deemed to be material. The Staff believes that your Form 10-K should be amended to include the restated stock-based compensation cost, net of tax effects, included in the determination of net income. Please revise accordingly.

We respectfully note the Staff’s comments regarding the disclosure that is required under paragraph 45.c.2 of SFAS 123, for each annual period preceding the three most recent fiscal years, which requires the disclosure of the total stock-based employee compensation cost, net of related tax effects, included in the determination of net income on an “as restated” basis. We acknowledge these required disclosures, however we did not previously disclose the total stock-based compensation cost for each year on an “as restated” basis as the amount of total stock-based compensation expense for any year was not considered material. For the Staff’s information, included below is a table of the previously reported stock-based compensation costs included in net income for fiscal 1995 through fiscal 2004 and the “as restated” stock-based compensation costs for each of those years.

Fiscal Year	Stock-based Compensation Expense, As Reported	Adjustments	Stock-based Compensation Expense, As Restated
(In thousands)
2004	$1,384	$396	$1,780
2003	—	518	518
2002	251	1,587	1,838
2001	458	1,536	1,994
2000	218	588	806
1999	535	526	1,061
1998	—	616	616
1997	—	576	576
1996	—	270	270
1995	183	146	329

With the exception of fiscal 20041, the majority of the stock-based compensation expense was related to the adjustments arising from the Company’s historical stock option review. The Company believes that its disclosure of the adjustments related to each fiscal year provided in its 2007 Form 10-K was sufficient. However, if the Staff continues to believe that this information is important to the readers of the Company’s financial statements, we would propose to include expanded disclosure of the total stock-based compensation cost, net of related tax effects, included in the determination of net income, on an “as restated” basis for fiscal 1995 through fiscal 2004 in our next Form 10-Q filing.

3.	We also note in your response that as part of the Audit Committee’s voluntary review of the Company’s historical stock option granting practices, there were errors associated with these practices related to fiscal years 2005 and 2006. However, these errors were not discussed in your disclosures. Clarify the period in which these errors were corrected and revise your disclosures to include a discussion of all of the errors identified in the Audit Committee’s review including the errors identified in fiscal years 2005 and 2006.

[1]	The stock-based compensation expense in fiscal 2004 related entirely to a modification of various awards in connection with the separation of a former President and Chief Executive Officer of Wind River.

We respectfully note the Staff’s comments in relation to the errors relating to fiscal 2005 and 2006. We draw the Staff’s attention to the fact that the errors relating to the stock option review for these years were $23,000 and $15,000, respectively, and that the charges for both of these years related to amortization of stock compensation expense for grants that occurred in fiscal years prior to fiscal year 2005. The overall total compensation charge of $6.8 million that we disclosed relating to the stock option review includes these amounts. As the charges relating to fiscal 2005 and 2006 were very small and because there were no new issues identified during either of these years, we concluded that disclosure of these amounts would not provide any additional information that would be meaningful to a reader’s evaluation of the results of the stock option review. We respectfully submit to the Staff that adding these disclosures at this point would not provide any significant additional information to the reader of our financial statements.

Consolidated Statements of Operations, page 59

4.	We note your response to our prior comment 4 where you indicate that the Company applies contract accounting to contracts that include fixed price services that are essential to the functionality of the product. Please tell us where you classify the revenues from these arrangements (i.e. products, services or allocation amongst both) and your reasons for such allocation. We also note from your disclosure on page 67 that you recognize revenue from term license arrangements ratably over the term of the arrangement. This implies that your term license arrangements contain an undelivered PCS element that cannot be separated for recognition purposes. Please clarify whether you classify the PCS revenue earned in these arrangements as license or service revenue and your justification for your presentation. Please note that absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X that supports allocating the arrangement fee in the statements of operations, you should amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable because of the absence of VSOE for the undelivered elements. You should also include a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

In the limited cases where we have contracts that contain multiple element arrangements including fixed priced services for which we do not have VSOE of fair value, and where we apply contract accounting as directed by SOP 97-2, for income statement presentation purposes, we classify recognized revenue into the respective perpetual license and service revenue line items based upon a consistent allocation methodology2. For professional services contracts of this nature we establish a fixed value for the services to be performed at the outset of the contract based upon expected hours to be incurred plus a normal margin and recognize the initial value assigned to the services work as services revenue on a percentage of completion basis as the work is performed. The remaining revenue under the contract is allocated to product revenues and is also recognized on a percentage of completion basis. In the case where fixed price services are sold with a subscription, and those services are essential to the functionality of the

[2]	Before the allocation is performed, in accordance with TPA 5100.49, any PCS is unbundled from the other elements and based on VSOE of fair value, revenue is recognized for the PCS ratably over the PCS term. This PCS revenue is classified as maintenance revenue, which is included in the services line in our consolidated statement of operations.

software deliverable, we would apply the same allocation methodology as noted above, although as noted in our response to the Staff’s previous comment no. 4, the pattern of revenue recognition would be different. Services provided under fixed price contracts in fiscal 2007 represented approximately 3% of our overall revenues.

This classification approach does not impact the timing or measurement of the revenue recognition for these elements. We have consistently applied this approach for revenue classification and believe it to be a rational, systematic and reasonable approach. We believe our allocation methodology provides the most meaningful presentation and measure of the elements of revenue, cost of revenue and gross margin and best complies with Rule 5-03(b)(1) of Regulation S-X.

We did consider other allocation methodologies such as allocating all revenues to service revenues, or allocating all revenues to a separate line item, however, we decided against these approaches in favor of the method discussed above as we believe that this methodology provides the most meaningful information to our financial statement readers because it allows them to see the related revenue and cost of revenue by each financial statement category.

Time-based licenses and subscription-based licenses that contain an undelivered PCS element that is not separable for revenue recognition purposes are classified in their entirety as subscription revenues. These revenues and related costs from these arrangements are disclosed as a separate line item in revenues and cost of revenues, respectively, in our financial statements in accordance with Rule 5-03(b)(1) of Regulation S-X. Subscription revenues represented approximately 35% of all revenues in fiscal 2007.

In order to clarify our income statement classification methodology, we will add the following disclosure to the Revenue Recognition section of our Summary of Significant Accounting Policies footnote and Critical Accounting Policies and Estimates disclosures in our Form 10-Q for the quarter ended October 31, 2007:

For consolidated statement of operations classification purposes only, we allocate the revenue first to those elements for which we have established VSOE of fair value, and any remaining recognized revenue is then allocated to those items for which we lack VSOE of fair value. If the elements for which we have no fair value include fixed price services, we allocate revenue to these services based upon expected hours to be incurred plus a normal margin. Any remaining revenues would be allocated to product or subscription revenues, depending on the type of license purchased.

Revenue Recognition, page 67

5.	We have reviewed your response to our prior comment no. 3 and note that you test stand-alone maintenance renewals to ensure that at least 80% of transactions fall within plus or minus 15% of the maintenance price list. Tell us how often you perform tests of your stand-alone maintenance renewals in establishing VSOE of maintenance.

We perform tests of our stand-alone maintenance renewals every six months. Our testing for the first and second quarter transactions is performed in the third quarter and our testing for third and fourth quarter transactions is performed in the first quarter of the following fiscal year and is completed prior to filing our Form 10-K for the prior fiscal year.

6.	We also note in your response that you have at times used a renewal rate to establish VSOE for maintenance when selling custom products where there are no comparable transactions.

Quantify the amount of revenue recognized for arrangements that include custom products with stated renewal rates. Additionally, tell us what percentage of your customers under these arrangements actually renewed at these stated rates and provide the range of typical renewal rates that are stated in your contracts.

For the fiscal year ended January 31, 2007, we recognized approximately $1.4 million in perpetual license revenues, which represents approximately 0.5% of all revenues for that period, for arrangements that include stated renewal rates for which there were no comparable transactions. We are not aware of any customers under these types of arrangements who have renewed maintenance at rates that are different than the stated renewal rates. The current renewal rate that we state in our contracts is 20% of the associated perpetual license price.

7.	We note in your response to our prior comment no. 6 that for customers that purchased production licenses in arrears based on actual usage in a period, you recognize revenue upon receipt of a usage report which is generally 30 days after the customer’s usage period ends and in some instances may be received substantially more than 30 days later. Clarify the period in which you recognize revenue (i.e. when you receive the report or when the usage actually took place). Additionally, for usage reports received substantially more than 30 days after the customer’s usage, clarify what is meant by “substantially” more than 30 days and how this affects your ability to recognize revenue in the proper period.

We wish to clarify that for production licenses reported in arrears, we recognize revenue when we receive a production license report or purchase order3, as this is the first time at which we believe we can reliably estimate production license revenues. Our customers generally report to us on a quarterly basis and in this case we would record one royalty report from a customer in each of Wind River’s fiscal quarters.

Wind River has a license compliance department that initiates reviews of, and in some cases audits, the royalty reporting of our customers. At times, these activities result in a finding of under reporting by a customer, which can lead to a customer making payment to us for some period of past usage. Because these compliance reviews or audits can cover a number of years, the production license revenue adjustment related to these reviews may be recognized substantially more than 30 days after the customer’s usage. We wish to clarify our response to the Staff’s prior comment no. 6 that it is in these cases where a production license review or audit is performed, that revenue is recognized substantially more than 30 days later than the period in which the actual usage took place. We recognize revenue for these reviews at the time that an agreement with respect to past usage is reached with our customer assuming all other revenue recognition criteria have been met4. When these amounts are significant, we draw attention to these revenues in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-Q’s or Form 10-K. For example, please see the discussion on page 18 under Product Revenues of our Form 10-Q for the three and six months ended July 31, 2007.

We trust that you will find the foregoing responsive to the Staff’s Comments. If you have any questions or comments regarding any of our responses, please directly contact the undersigned at (510) 749-2622 or Linda Shih, Vice President, Legal Affairs at (510) 749-2158. Please direct any fax correspondence to (510) 749-2880.

[3]	And all other criteria for revenue recognition as specified in SOP 97-2 have been met.
[4]	Evidence of arrangement can be in the form of a purchase order or royalty report placed against an existing agreement or in the form of a separate settlement agreement.

Sincerely,

/s/ Jane E. Bone
Jane E. Bone
Chief Accounting Officer

cc:	Ian Halifax, Wind River Systems, Inc.
Linda Shih, Wind River Systems, Inc.
Kevin Healy, PricewaterhouseCoopers LLP
Aaron Alter, Wilson Sonsini Goodrich & Rosati Professional Corporation